EXHIBIT 2

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 12/30/24, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
12/24/2024	Buy	16,918	10.28
12/26/2024	Buy	1,900	10.32
12/27/2024	Buy	32,302	10.26
12/30/2024	Buy	23,101	10.31